

September 21, 2021

Michael Behrens
Chief Executive Officer
My Racehorse CA LLC
250 W. 1st Street, Suite 256
Claremont, CA 91711

      Re: My Racehorse CA LLC
           Offering Statement on Form 1-A
           Post-qualification Amendment No. 28
           Filed September 3, 2021
           File No. 024-10896

Dear Mr. Behrens:

     We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-qualification Amendment No. 28 Filed September 3, 2021

General

1.   We note the "Trend Information" section in your most recently filed Form 1-K and Form 1-SA contains a table with the following headers "# of Offerings Launched"; "# of Offerings Closed"; and "# Qualified but not yet launched." The column titled "# Qualified but not yet launched" implies that there may be some offerings that may be launched more than two days after qualification. To comply with Rule 251(d)(3)(i)(F) of Regulation A, you must commence the offering of each series you qualify within two calendar days of qualification. Commencing the offering of some of the qualified series while delaying the offering of others results in an impermissible delayed offering of the delayed series under Rule 251(d)(3)(i)(F). Please advise regarding such offerings. Please also revise your offering statement, and going forward, the "Trend Information" section in your Form 1-K and Form 1-SA, to reflect that you will commence the offering of each series you qualify

within two calendar days of qualification.

2. We note the "Reviews" page on your website, available at
    https://myracehorse.com/reviews/. Please tell us how the reviews and your responses to
    the reviews comply with Regulation A. Specifically, please tell us (i) how you ensure that
    any material disclosures made in the reviews and/or your responses to the reviews are
    reflected in your offering documents and your ongoing disclosure documents; and (ii)
    how, for future and upcoming offerings, you analyze and address potential Testing-the-
    Waters issues. In that light, we note that the required Testing-The-Waters disclaimers do
    not appear on your Reviews page and you do not appear to have any representative
    Testing-the-Waters materials filed as exhibits. Please refer to Rule 255 of Regulation A
    and Part III, Item 17 (13) of Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in
your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to
qualification.

We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with
any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Christopher L. Tinen